United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Nexters Inc.

(Name of Issuer)

Ordinary shares, no par value per share

(Title of Class of Securities)

G6529J100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6529J100	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons Everix Investments Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 74,401,400
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 74,401,400

9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,401,400
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 37.9%
12	Type of Reporting Person OO

CUSIP No. G6529J100	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Dmitrii Bukhman
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Russian Federation, Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 37,200,700
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 37,200,700

9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,200,700
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 18.9%
12	Type of Reporting Person IN

CUSIP No. G6529J100	Schedule 13G	Page 3 of 7

1	Names of Reporting Persons Igor Bukhman
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Russian Federation, Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 37,200,700
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 37,200,700

9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,200,700
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 18.9%
12	Type of Reporting Person IN

CUSIP No. G6529J100	Schedule 13G	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:

Nexters Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

55, Griva Digeni, 3101, Limassol, Cyprus.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Everix Investments Limited

Dmitrii Bukhman

Igor Bukhman

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is Spyrou Kyprianou 20, CHAPO CENTRAL, Floor 1, 1075, Nicosia Cyprus.

(c)	Citizenship of each Reporting Person is:

Everix Investments Limited is organized under the laws of the Republic of Cyprus.

Each of Dmitrii Bukhman and Igor Bukhman is a citizen of the Russian Federation and Israel.

(d)	Title of Class of Securities:

Ordinary shares, no par value per share (“Ordinary Shares”).

(e)	CUSIP Number:

G6529J100

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

CUSIP No. G6529J100	Schedule 13G	Page 5 of 7

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of February 11, 2022, based upon 196,503,101 Ordinary Shares outstanding as of September 30, 2021 based on the information included in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 17, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Everix Investments Limited	74,401,400	37.9%	0	74,401,400	0	74,401,400
Dmitrii Bukhman	37,200,700	18.9%	0	37,200,700	0	37,200,700
Igor Bukhman	37,200,700	18.9%	0	37,200,700	0	37,200,700

Everix Investments Limited is the record holder of the shares of Common Stock reported herein.

Each of Dmitrii Bukhman and Igor Bukhman has a 50% indirect ownership interest in Everix Investments Limited. As a result, each of Dmitrii Bukhman and Igor Bukhman may be deemed to share beneficial ownership of 50% of the shares of the Common Stock owned by Everix Investments Limited.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. G6529J100	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 11, 2022

Everix Investments Limited

By:	/s/ Nicolas Gerkotis

Name:	Nicolas Gerkotis
Title:	Director

Dmitrii Bukhman

/s/ Dmitrii Bukhman

Igor Bukhman

/s/ Igor Bukhman

CUSIP No. G6529J100	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.